FILED BY MARTIN MARIETTA MATERIALS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

The following is a transcript of an investor conference call held by Martin Marietta Materials, Inc. discussing its proposed business combination with Vulcan Materials Company.

Operator: Thank you for joining us for today’s Martin Marietta Materials Conference Call. This call is being recorded. Before we begin, please note that there are presentation slides for today’s call that you can access at the Investor Relations section of the Company’s website at www.martinmarietta.com.

Also, please be advised of the following. This presentation may include forward-looking statements in connection with future events or future operating or financial performance. Forward-looking statements in this presentation are subject to a number of risks and uncertainties which could cause actual results to differ materially from such statements. Except to the extent required by applicable law, Martin Marietta undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise.

Martin Marietta refers you to the legal disclaimers contained at the end of this presentation as well as the S-4 Registration Statement filed today with the SEC and the Company’s and Vulcan’s other filings with the SEC which can be found on the SEC’s website. At this time I would like to introduce Mr. Ward Nye, President and Chief Executive Officer of Martin Marietta. Please go ahead.

Ward Nye: Good morning, and thanks to all of you for taking the time on very short notice to join us to discuss Martin Marietta’s proposed business combination with Vulcan Materials Company, which we announced today. With me today is Anne Lloyd, our Executive Vice President and Chief Financial Officer, and Roselyn Bar, our Senior Vice President and General Counsel.

Our management team and board of directors strongly believes that bringing together Martin Marietta and Vulcan is a once in a lifetime opportunity to create the leading global aggregates producer and what we consider an enduring American champion and, most importantly, create substantial value for the stakeholders of both companies. In short, this is the right deal for both companies at the right time.

For many years the investment community has commented that a combination of Martin Marietta’s and Vulcan’s businesses makes good sense. We, too, were driven by the compelling industrial logic of a combination of the logic of these two companies and began conversations with Vulcan in 2002. Periodic discussions continued through the years as we framed the strategic, operational and financial logic of the combination. As we started the current phase of this journey, we were more convinced than ever of the wisdom of combining our two companies.

As many of you know, we both operate in an attractive industry that, although cyclical, has stable long-term demand fueled by infrastructure maintenance, repair and expansion in the United States. Combined Martin Marietta and Vulcan have a highly complimentary geographic footprint and an asset base, including over 28 billion tons of mineral reserves that are nearly impossible to replicate but will give us the opportunity to operate more efficiently, thereby passing on savings to our customers and shareholders.

Recent events, including the fragile state of the US economy, the lack of visibility as to when a sustainable recovery will take place, and the uncertainly surrounding increased federal government on infrastructure only strengthen the rational behind the combination and, in fact, this uncertain time is part of what drives our management team and board of directors to unanimously believe that shareholders of both companies need to engage in this process, to fully evaluate the strategic and financial benefits that flow from the combination.

In short, we believe the combined company would enjoy even greater growth opportunities and therefore create enhanced value for virtually everyone associated today with both Vulcan and Martin Marietta. We believe that our proposal is very interactive. It offers Vulcan shareholders a tax-free exchange structure, a premium, and further upside potential is shareholders of a stronger, more financially stable company with one of the industry’s strongest balance sheet and credit profiles which will enable it to pay a very solid dividend.

I want to emphasize — and re-emphasize — that it’s our preference to enter into a mutually agreed upon transaction with Vulcan. We are ready and willing to meet with them and their advisors to accomplish this objective.

Many of you on the call this morning know us well, however, I want to take a moment to remind you of our strategies for success and how these foundations support the strategic rationale for this combination. Martin Marietta has certainly not been immune from the effects of the economic recession but during this period we’ve remained profitable and outperformed many companies in the industry due to disciplined, forward-looking business management.

Throughout our organization we are laser focused on the important fundamentals of a company in our industry — cost management, financial strength and flexibility, and price and performance.

We own outstanding, high-performing facilities in highly-desired locations, managed by great operators. Our operations interface with our customers through a comprehensive and efficient distribution network. We’ve expanded our business over the years through disciplined acquisitions and other select business development transactions such as our recently completed asset exchange with Lafarge and we have organically invested in our business at appropriate levels.

Consistent and disciplined execution against these foundations for success has supported the return of capital to our shareholders over the years through a consistently strong dividend. This operating strategy is proven to be successful at the peak and through the trough of multiple business cycles and is the foundation of our desire to combine with Vulcan. We believe our operating formula is scalable and when the best of our combined teams is given the opportunity to implement over a larger asset base the resultant value creation will be very powerful.

Moving to Slide 4, you get a first person view of the scale that would be created. The combined company would have a highly complementary geographic footprint, over 630 locations and an asset base including over 28 billion tons of mineral reserves that, as I’ve said earlier, are nearly impossible to replicate. Together the two companies would have operations in 35 states including the fastest growing states in terms of population, a key driver of construction activity.

A combined Martin Marietta-Vulcan would be the clear US leader in aggregates, producing over two and a half times that of the nearest US competitor. We are reaching out to the regulators immediately and plan to file Hart-Scott-Rodino this week.

Not only is the combined company the leading aggregates producer in the America, we would become the global leader in construction aggregates, creating what we believe would be the must-owned company for investors in the building materials sector.

As we framed our strategic view of this combination our unerring focus has been the significant shareholder value creation inherent in the proposed transaction. Shareholders will benefit from the realization of $200 million to $250 million in annual synergies, a meaningful dividend, and a balance sheet well positioned for cyclical recovery and growth. In addition, efficiencies gained from size and scale, a continued focus on operations excellence, and a stronger platform for long-term growth also provide for future value creation.

Based on Friday’s closing prices Martin Marietta’s and Vulcan’s combined current equity value is approximately $7.8 billion. Assuming EBITDA improves its outline in Note 1 to Slide 8, we believe the capitalized value of the identified synergies add an incremental $2 billion to the combined equity value. Therefore, the pro forma equity value of the combined company would be approximately $9.8 billion and capitalized synergy value would represent approximately

23% to 29% of the combined current equity value, reflecting substantial value creation for shareholders of both companies.

On Slide 9, we delve into the considerable annual synergies we believe are achievable. Based on our internal analysis and to some extent Vulcan’s public findings, we have conservatively identified between $200 million and $250 million in annual synergies, driven by improved purchasing efficiency resulting from greater scale and elimination of duplicating and SG&A functions. At these levels we would incur a one-time cost of one year of synergies to realize this value and would expect the full value of the annual synergies to be realized over 2 to 3 years.

Our ability to realize these synergies would be a direct result of our management team’s proven cost management leadership. Look at Slide 10, which we feel speaks for itself. As you can see, Martin Marietta has achieved an average SG&A as a percentage of net sales of approximately 8.4% since the beginning of 2007. We have operated right around that level every year and this year we’re performing exceptionally well at 7.9% through the first three quarters of 2011.

We’re confident that working together with the best of the best people from both companies will capture best practices across our combined organizations, yielding a powerful value creation opportunity.

We believe that the combined company will have more than enough financial flexibility to return capital to shareholders in the form of a meaningful dividend on a sustained basis as we have since becoming a public company. Looking back to 2005, you will see that Martin Marietta steadily increased its annual dividend for several years and has maintained a high level — $1.60 per share — for a dividend yield of over 2%, even during this extended economic downturn.

Vulcan also increased its dividend through 2008 but during the downturn its dividend actions have been different with significant cuts in 2009 and 2010, and just a few weeks ago a reduction of quarterly dividend to a penny a share. We expect the combined company to pay a dividend at Martin Marietta’s current rate — $0.40 on a quarterly basis, or $1.60 annually if this proposed transaction is completed. For Vulcan shareholders this will be equivalent of an annual dividend at the rate of $0.80 per current Vulcan share based on the exchange ratio we’ve proposed.

Vulcan has stated that one of its core objectives is to a deleveraged balanced sheet. As of September 30, 2011 Vulcan’s net debt to adjusted EBITDA is 8.9 times. This combination meaningfully accelerates their deleveraging. Based on our current analysis, and assuming the realization of the previously discussed synergies, the combined companies’ net debt adjusted EBITDA is estimated at 4.1 times to 4.3 times, a significant reduction of over 5 turns of leverage.

The financial position of the combined companies remains quite strong, with a balance sheet that possesses sufficient liquidity, no maintenance-based debt covenants, and minimal near-term maturities. In fact, after refinancing our existing revolving credit facility, term loan and securitization facility, debt maturities are minimal over the near term and through 2016, providing the combined company with ample latitude to navigate the cyclical recovery.

With nearly $4 billion in net sales, over 630 facilities and total reserves of over 28 billion tonnes, the combination of Martin Marietta and Vulcan provide significant scale advantages but perhaps what’s most important here is when we realize the identified $200 million to $250 million of synergies our combined trailing 12-month adjusted EBITDA of $651 million increases over 30%, to a range of $850 million to $900 million with adjusted EBITDA margins over 20%.

I spoke earlier about Martin Marietta’s operational performance leadership during the cyclical trough of the last several years and in general. Our focus on operational excellence is a testament to our ability to create value. As these measures demonstrate over the period from 2007 through 2010, reflecting the cyclical peak to trough, Martin Marietta has outperformed.

We expect the combined company shareholders should realized increased value when our focus on operation excellence is applied over a larger platform.

In Slide 15, take a look at the US aggregates estimated market share, which helps illustrate an important aspect of the value creation opportunity in combining Vulcan and Martin Marietta. As you can see, our two companies currently have a little more than 7% share of the US aggregates market and combined would have an approximate 15% share, still a relatively modest percentage but it also reflects an outstanding growth in what remains a highly fragmented industry.

Now that we’ve walked you through the strategic financial and operational rationale for the proposed transaction we want to take a moment and review certain key points. We are offering to combine Martin Marietta Materials and Vulcan Materials in a tax-free, stock-for-stock transaction in which every Vulcan share will be exchanged for 0.5 Martin Marietta shares.

This exchange ratio represents a premium for Vulcan shareholders of 15% and 18% to the average exchange ratio based on closing share prices for Vulcan and Martin Marietta during the 10-day period and the 30-day period, respectively, ended December 9, 2011. Based on this exchange ratio, Vulcan shareholders would own 58% of the combined company.

We also proposed a combined company board, with Vulcan’s Chairman and CEO, Don James, as Chairman. I will serve as President and CEO of the combined company with a management team comprised of senior leaders from each organization, based on a “best athlete” approach.

Completion of the transaction requires approval by the Vulcan board of directors and shareholders of both companies.

Slide 17 summarizes the various steps we’re taking to make this transaction a reality. We’ve delivered our letter to Vulcan outlining the terms of our business combination proposal, demonstrating our seriousness in this matter. We’ve commenced a first step exchange offer with the filing of an S-4 with the Securities and Exchange Commission.

I encourage to carefully review the S-4, which provides extensive background as well as information about the exchange offer. We also intend to nominate five independent directors to stand for election to the Vulcan board at the company’s 2012 meetings. The director candidates have been selected and are identified in the S-4 filed this morning.

We have also commenced civil actions in Delaware and New Jersey for the purpose of insuring that Vulcan shareholders have the right to fully consider our proposal. As I said at the outset, the combined Martin Marietta and Vulcan would be the unquestioned US-based, global aggregates leader. We’ll have a strong presence in the fastest growing regions in the US, our expanded scale and footprint, a remarkable 28 billion tons of mineral reserves will lead to a wider range of attractive growth opportunities.

We estimate that the combined company will achieve annual synergies of $200 million to $250 million. Both Martin Marietta and Vulcan shareholders would benefit from considerable annual synergies from the multitude of operational benefits of the combination and from the continued implementation of our disciplined and successful operating principals over a larger platform.

For Vulcan shareholders specifically, the combination also provides an upfront premium, would result in and have immediate improvement in credit position, and a meaningful restoration of their quarterly dividend. In fact, we expect to continue to deliver a dividend of $1.60 per share.

I will reiterate. It remains our very, very strong preference to execute this transaction on a negotiated basis with Vulcan’s current board of directors. In furtherance of this approach my team and I are prepared to engage immediately with the Vulcan team. In addition, we and our advisors, Deutsche Bank, J.P. Morgan and Skadden Arps, are prepared to begin the process of negotiating a definitive agreement. We believe we can complete due diligence and negotiate a definitive agreement very quickly.

As analysts and industry observers have long commented, our two companies are highly complementary and the combination makes a great deal of strategic and financial sense. We agree. This is a transaction that simply should take place. We would now be pleased to answer your questions. Operator, let’s begin the Q&A session, please.

QUESTION AND ANSWER SESSION

Operator: Certainly. (Operator Instructions). And your first question comes from the line of Kathryn Thompson with Thompson Research. Please proceed.

Kathryn Thompson: Thank you for taking my questions today and also thank you for making my Monday morning interesting, too.

Ward Nye: Good morning, Kathryn.

Kathryn Thompson: Hi. A couple of basic questions for you, and just broadly speaking, from a valuation standpoint there’s always been a disconnect between Martin Marietta and Vulcan Materials. With the combined entity, how should we think about valuing a combined company and specifically addressing why you think there is disconnect between Martin and Vulcan?

Ward Nye: Well, I won’t address any disconnect between Martin and Vulcan other than to say I think we’ve run our business in an exceptional way. I think those who have watched the way that we’ve operated, from an operational perspective, would agree with that. What I’m more focused on, Kathryn, is how value creative it is when you bring these two companies together.

If you’re looking at simply values of $200 million to $250 million, that’s $2 billion worth of value that’s created for the shareholders of these companies, and we believe that bringing the type of operational expertise to it that we can will (inaudible) back.

Kathryn Thompson: In terms of the — I’m sure that there are certain assets that are going to be up for question — are there any core assets within Vulcan that you would consider spinning off or selling, other than aggregate assets?

Ward Nye: Kathryn, it’s just too early to speculate on that. We clearly looked at regulatory hurdles as we’ve come into this transaction and we’re confident that we can accommodate whatever the regulatory needs are to take this forward.

Kathryn Thompson: Okay. Finally — and you may not be able to answer this question also — but what was really — what was the pushback — what was the primary concern in talks with Vulcan?

Ward Nye: Kathryn, what I would encourage you to do is take a look at the S-4. We have an extensive background statement in the S-4 and I think that will probably lead you to the very correct conclusion.

Kathryn Thompson: Perfect. Thank you. I’ll open up for other questions. Thank you.

Ward Nye: Thank you, Kathryn.

Operator: And the next question comes from Todd Vencil of Sterne Agee. Please proceed.

Todd Vencil: Hello, can you hear me?

Ward Nye: Yes. Hello, Todd.

Todd Vencil: Okay. How are you?

Ward Nye: Good.

Todd Vencil: I know that when you look at acquisitions you generally look at a fairly long term sort of projection for what the business is going to look like. Can you talk a little bit about your longer term expectations that are baked into this offer for the aggregates business and for Vulcan in particular.

Ward Nye: Todd, if you can see the value creation here in the near term when we’re in a very challenged environment and $2 billion worth of aggregate creation, you can imagine what the value creation would be when the economy returns and volume comes back to this business on a combined basis, particularly when you start having the operational discipline to the combined company that we believe will be there with the best of the best managing it, and that’s what we intend to do when we put these two different teams together.

Todd Vencil: Perfect, thank you.

Ward Nye: Thank you, Todd.

Operator: And the next question comes from Arnie Ursaner. Please proceed.

Arnie Ursaner: Lafarge is completed — is that in fact correct?

Ward Nye: That is correct. We closed that transaction on Friday, Arnie.

Arnie Ursaner: Okay. Thank you. And the second question is, as we look up — I guess the second question is for Anne. To the extent that you can complete this transaction — I know that some of your debt has fairly specific coverage ratio issues — would you in fact have to redo your debt if you can complete this transaction?

Anne Lloyd: We actually don’t believe that we would have to redo the bond. We have looked and understand the indentures of both companies and would not have to do anything there. We have a very flexible structure we believe that could accommodate that. There would be an anticipation that we would refinance what I would consider the more short term — the notes, the revolving credit facility, the term loans and then outstanding on our securitization.

Arnie Ursaner: And on their side, would they have any debt that would become immediately callable?

Anne Lloyd: Based on our understanding of the indentures, we do not believe that would happen and that we have flexible transaction structures that could accommodate.

Arnie Ursaner: Thank you very much.

Operator: And the next question comes from Jack Kasprzak. And Mr. Kasprzak, please proceed.

Jack Kasprzak: Sorry. I was—I got on the call late. Can you tell me over what time you said you expect to realize the synergies?

Ward Nye: Jack, what we’ve said, going through the deck, is we thought it would be a two to three year period. At the same time, what we very much want to do is we want to work very cooperatively in this process, and I think depending on how we’re able to work together to do it, it could certainly be accelerated, but right now we’ve got a two to three period place order that’s there.

Jack Kasprzak: And of the synergy amount can you give some breakdown as to what comes from just straight personnel reductions versus efficiency, or some granularity on that.

Ward Nye: But, actually Jack, if you take a look at Slide 9 of the deck it gives you a pretty good breakdown of how we see much of that happening. We do see different SG&A functions — and we’re seeing around $100 million and $130 million there, and we’re also seeing improved purchasing efficiencies as well.

Part of what’s impressive about this, though, Jack is if you take a look at Slide 10 you can see how we’ve managed SG&A but as a practical matter, these companies are complementary. They don’t have a lot of overlapping sites and we believe that should work very, very effectively.

Jack Kasprzak: Okay. Thank you, Ward.

Ward Nye: Thank you, Jack.

Operator: And your next question comes from Garik Shmois of Longbow Research. Please proceed.

Garik Shmois: Ward, is it possible to provide any more color as to how many of your assets or the percentage of your assets that do have direct overlap with Vulcan. You mentioned that there aren’t a lot. Is there a way that we could think about that with a little more detail?

Ward Nye: You know, we’ve certainly looked at that in detail and we’ve looked at it in detail with our advisors and our counsel as well, and hopefully by going forward in the way that we have that gives you the clear sense that we don’t see that as a very significant hurdle to getting this done, Garik.

Garik Shmois: Okay. And another question on the valuation — with the Vulcan share price moving up here after the announcement, but looking at the offer when it was put through in the press release — it suggests somewhere around $0.40 per ton of reserve value. Can you walk up through maybe a little bit on your view of the valuation that you’re offering for Vulcan and how you determined that number.

Ward Nye: Well, Garik, what we’ve done is we’ve simply looked at what we feel like the near term, long term aspects are for their business. We’ve looked at it in consultation with our advisors. We’ve looked at what we believe we can do with it in combining our teams and we’ve looked at it much more along those lines so as I think as we’re out on the road selling this over the next few weeks and months we can go into a more detail but I think for today that’s where we are.

Garik Shmois: Okay. Fair enough. Thank you very much.

Anne Lloyd: Operator, are there any more questions?

Operator: And the next question comes from the line of Ted Grace. Please proceed.

Ted Grace: Hi. I guess one thing I was hoping that Ward might be able to walk through in more specific detail is can you go through the near term history of conversations you’ve had with the company. I think I may have heard a comment in the last year and a half or so, you’ve been more engaged with them. Could you just give us more color?

Unidentified Participant: Did he say multiple in his remarks?

Ward Nye: Yes, I thought I heard another voice come in.

Ted Grace: Yes, so did I, but I don’t know what that was.

Ward Nye: Yes, I’m not sure either, Ted. Ted, what I would encourage you to do — and I know it will take some time to read it, I think if you go back and read the S-4 it actually takes you through what the history has been very, very thoroughly and I think that’s worth the read.

Ted Grace: The only reason I ask is — I’m out of the office so pulling up the document is going to be hard, I suspect. There are other people on the call that are in the same situation so even just a brief overview would be helpful.

Ward Nye: Ted, I really think that’s going to be your best single snapshot. I think that’s so clear in the documents I’d rather spend today talking about some things that aren’t captured as neatly in that but what you’ll see is the dialog has been extensive and it had been over a very significant period of time.

Ted Grace: Okay. And I guess what I’d ask otherwise is, following on the last question, you said this is the right deal at the right time but I guess I really get a great sense for why this is the right price or valuation, other than you said you look at near term and long term but could you give us a little more quantitative kind of color around what you looked at?

Ward Nye: You know what, I guess the best way to look at it, Ted, is what we believe is there that we can capture in value right now and I think when we’re coming back and taking a look at what we believe we can capture in synergies, what we believe we can offer as far as a meaningful dividend, what we believe happens with respect with a balance sheet, what we believe that means relative to future growth for both of these companies — I think what it spells out is an incredibly value enhancing proposition for the shareholder, or both.

Ted Grace: And would you speak to your willingness to make a more compelling offer once you get in the weeds and assuming they may actually engage in conversation with you — could you at least frame that out for us?

Ward Nye: We certainly hope they will engage in conversations with us. That’s what we want to do and we believe we have a very bull and bear offer out there right now.

Ted Grace: Okay. Well, best of luck with this, guys.

Ward Nye: Thank you very much.

Operator: And the next question comes from the line of Keith Hughes. Please proceed.

Keith Hughes: Are you really talking about back office type stuff with that — in that estimate?

Ward Nye: On the synergy estimate?

Keith Hughes: Yes. Specifically in the SG&A.

Ward Nye: The SG&A — if you’re looking at duplicative functions, Keith, so you can draw your conclusion from that.

Keith Hughes: Okay. And then the — you talk about duplicative operational things — the slide went by so fast I had a hard time writing it down — can you give any more details of what that means?

Ward Nye: Well, I just think you need to look operationally the way that we run our business.

Keith Hughes: Okay.

Ward Nye: I think we just need to do some comparison, contrast and some circumstances but, again, part of what I’m driven by in this, Keith, is I think when you take the best of their employees with the best of ours, you have a remarkable operating team.

Keith Hughes: Okay. Final question — to refer to something Anne — you said earlier about the Vulcan current balance sheet on their bonds — I’ve got 8 to 9 series out — are you saying there’s not change in control provisions on those, thus you wouldn’t have to refinance them, or does it vary?

Anne Lloyd: I’m saying there’s not change — we believe, based on our understanding of the indentures, that the change of control provisions there would not be triggered and our structures are flexible to accommodate that.

Keith Hughes: All right. Thank you.

Ward Nye: Thank you, Keith.

Operator: And the next question comes from the line of Robert Wetenhall. Please proceed.

Robert Wetenhall: Hi. Good morning. This seems like a pretty sensible transaction. In terms of SG&A, would you be looking to — in the merged entity — to have SG&A levels consistent with where Martin is currently?

Ward Nye: I think we manage our SG&A very well and I think bringing that type of discipline to a combined organization is an important component of driving value, Bob.

Robert Wetenhall: Does that mean to say it would be realistic to expect SG&A as a percentage of sales in the 8% to 9% range, after the realization of synergies in the slide deck.

Ward Nye: Bob, I think that would be a fair take, yes.

Robert Wetenhall: Got it. And in terms of gross margin opportunities, what kind of magnitude would you expect to see?

Ward Nye: It could truly be explosive once volume comes back to that cost profile.

Robert Wetenhall: Got it. And the other question I had is do you feel that the rational for the merger is just explained by the fact that you can run the Vulcan assets more efficiently than the current management team, or do you think it’s due to the fact that this is the right time to be buying assets due to an uptake in the aggregate cycle?

Ward Nye: You know what? This is just the right time to do this deal period. I think, in my view, the bigger question is why hasn’t it already been done and we’re here to make sure that this combination comes together. I think when shareholders see this and they correspond with us, and correspond with Vulcan, we’ll see these businesses put together. It makes good sense.

Robert Wetenhall: That makes — I understand that. And just with your comments, too, about having flexibility and a financial standpoint, do you have dedicated and committed bank lines of funding to bridge this transaction at the current purchase price?

Anne Lloyd: We have dedicated but we have not signed commitment letters to date.

Robert Wetenhall: Got it. Thanks very much. And, good luck. It makes good sense.

Ward Nye: Thanks, Bob. We agree.

Anne Lloyd: Thank you.

Operator: At this time, I would like to turn the call over to Mr. Ward Nye for closing remarks.

Ward Nye: Thank you all for participating on this call on very short notice. We look forward to speaking with many of you in the coming days and weeks as we continue to present our case for this incredibly value enhancing transaction. Thank you all very much.

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Cautionary Note Regarding Forward-Looking Statements

This transcript may include “forward-looking statements.” Statements that include words such as “anticipate,” “expect,” “should be,” “believe,” “will,” and other words of similar meaning in connection with future events or future operating or financial performance are often used to identify forward-looking statements. All statements in this transcript, other than those relating to historical information or current conditions, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Martin Marietta’s control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Vulcan include, but are not limited to: Vulcan’s willingness to accept Martin Marietta’s proposal and enter into a definitive transaction agreement reasonably satisfactory to the parties; Martin Marietta’s ability to obtain shareholder, antitrust and other approvals on the proposed terms and schedule; uncertainty as to the actual premium that will be realized by Vulcan shareholders in connection with the proposed transaction; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; Martin Marietta’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; Martin Marietta’s ability to promptly and effectively integrate the businesses of Vulcan and Martin Marietta; a downgrade of the credit rating of Vulcan’s indebtedness, which could give rise to an obligation to redeem Vulcan’s existing indebtedness; the potential implications of alternative transaction structures with respect to Vulcan, Martin Marietta and/or the combined company, including potentially requiring an offer to repurchase certain of Martin Marietta’s existing debt; the implications of the proposed transaction on certain of Martin Marietta’s and Vulcan’s employee benefit plans; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include, but are not limited to: the performance of the United States economy; decline in aggregates pricing; the inability of the U.S. Congress to pass a successor federal highway bill; the discontinuance of the federal gasoline tax or other revenue related to infrastructure construction; the level and timing of federal and state transportation funding, including federal stimulus projects; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; levels of construction spending in the markets that Martin Marietta and Vulcan serve; a decline in the commercial component of the nonresidential construction market, notably office and retail space; a slowdown in residential construction recovery; unfavorable weather conditions, particularly Atlantic Ocean hurricane activity, the late start to spring or the early onset of winter and the impact of a drought or excessive rainfall in the markets served by Martin Marietta and Vulcan; the volatility of fuel costs, particularly diesel fuel, and the impact on the cost of other consumables, namely steel, explosives, tires and conveyor belts; continued increases in the cost of other repair and supply parts; transportation availability, notably barge availability on the Mississippi River system and the availability of railcars and locomotive power to move trains to supply Martin Marietta’s and Vulcan’s long haul distribution markets; increased transportation costs, including increases from higher passed-through energy and other costs to comply with tightening regulations as well as higher volumes of rail and water shipments; availability and cost of construction equipment in the United States; weakening in the steel industry markets served by Martin Marietta’s dolomitic lime products; inflation and its effect on both production and interest costs; Martin Marietta’s ability to successfully integrate acquisitions and business combinations quickly and in a cost-effective manner and achieve anticipated profitability to maintain compliance with Martin Marietta’s leverage ratio debt covenants; changes in tax laws, the interpretation of such laws and/or administrative practices that would increase Martin Marietta’s and/or Vulcan’s tax rate; violation of Martin Marietta’s debt covenant if price and/or volumes return to previous levels of instability; a potential downgrade in the rating of Martin Marietta’s or Vulcan’s indebtedness; downward pressure on Martin Marietta’s or Vulcan’s common stock price and its impact on goodwill impairment evaluations; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; healthcare costs; the amount of long-term debt and interest expense incurred; changes in interest rates; volatility in pension plan asset values which may require cash contributions to pension plans; the impact of environmental clean-up costs and liabilities relating to previously divested businesses; the ability to secure and permit aggregates reserves in strategically located areas; exposure to residential construction markets; and the impact on the combined company (after giving effect to the proposed transaction with Vulcan) of any of the foregoing risks, as well as other risk factors listed from time to time in Martin Marietta’s and Vulcan’s filings with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement and our most recent reports on Form 10-K and Form 10-Q, and any other documents of Martin Marietta and Vulcan filed with the SEC. Any forward-looking statements made in this transcript are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except to the extent required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Important Additional Information

This transcript relates to the Exchange Offer by Martin Marietta to exchange each issued and outstanding share of common stock of Vulcan for 0.50 shares of Martin Marietta common stock. This transcript is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Vulcan common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (the “Registration Statement”) (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) filed by Martin Marietta on December 12, 2011 with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. Investors and security holders are urged to read the Exchange Offer Documents and all other relevant documents that Martin Marietta has filed or may file with the SEC if and when they become available because they contain or will contain important information.

Martin Marietta may file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with the solicitation of proxies (the “Vulcan Meeting Proxy Statement”) for the 2012 annual meeting of Vulcan shareholders (the “Vulcan Meeting”). Martin Marietta may also file a proxy statement on Schedule 14A and other relevant documents with the SEC in connection with its solicitation of proxies for a meeting of Martin Marietta shareholders (the “Martin Marietta Meeting”) to approve, among other things, the issuance of shares of Martin Marietta common stock pursuant to the Exchange Offer (the “Martin Marietta Meeting Proxy Statement”). Investors and security holders are urged to read the Vulcan Meeting Proxy Statement and the Martin Marietta Meeting Proxy Statement and other relevant materials if and when they become available because they will contain important information.

All documents referred to above, if filed, will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Morrow & Co., LLC at (877) 757-5404 (banks and brokers may call (800) 662-5200).

Martin Marietta, certain of its directors and officers and the individuals expected to be nominated by Martin Marietta for election to Vulcan’s Board of Directors may be deemed participants in any solicitation of proxies from Vulcan shareholders for the Vulcan Meeting or any adjournment or postponement thereof. Martin Marietta and certain of its directors and officers may be deemed participants in any solicitation of proxies from Martin Marietta shareholders for the Martin Marietta Meeting or any adjournment or postponement thereof. Information about Martin Marietta and Martin Marietta’s directors and officers, including a description of their direct and indirect interests, by security holdings or otherwise, is available in the proxy statement for Martin Marietta’s 2011 annual meeting of shareholders, filed with the SEC on April 8, 2011, and the Registration Statement. Information about any other participants, including a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Vulcan Meeting Proxy Statement, the Martin Marietta Meeting Proxy Statement or other relevant solicitation materials that Martin Marietta may file with the SEC in connection the foregoing matters, as applicable.